Exhibit 99.1

Canaan Inc. Files Prospectus Supplement Establishing At-The-Market Offering of American Depositary Shares

BEIJING, November 26, 2022 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that, in connection with the At-The-Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC as exclusive sales agent (the “sales agent”) dated April 8, 2022 (as amended by the Amendment to ATM Agreement dated as of November 23, 2022), previously filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K on April 8, 2022, the Company has filed a prospectus supplement, dated November 25, 2022 (the “Prospectus Supplement”) setting up the at-the-market equity offering program (the “ATM Program” or “ATM”), under which the Company may sell up to an aggregate of US$750,000,000 of its American depositary shares (“ADSs”), each representing fifteen Class A ordinary shares of the Company. The Company expects the ATM program to be a flexible mechanism for the Company to access public capital markets in the future.

The timing and extent of the use of the ATM Program will be at the discretion of the Company. The ADSs will be offered through H.C. Wainwright & Co., LLC as exclusive sales agent.

Sales, if any, of the ADSs under the ATM Program will be made from time to time, at the Company’s discretion, by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended, including without limitation, through a market maker, on or through the Nasdaq Global Market, directly with the sales agent as principal, or as otherwise agreed with the sales agent. Sales may be made at market prices prevailing at the time of sale. As a result, sales prices may vary.

The ADSs will be offered under the Company’s existing shelf registration statement, including the accompanying base prospectus, on Form F-3ASR, which was filed with the SEC on April 23, 2021 and automatically became effective upon filing with the SEC. The Prospectus Supplement relating to the ATM Program was filed with the SEC on November 25, 2022, Eastern Standard Time. The registration statement on Form F-3ASR, including the accompanying base prospectus, and the Prospectus Supplement are available at the SEC’s website at: https://www.sec.gov, and may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. The Company’s vision is “super computing is what we do, social enrichment is why we do it.” Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world's first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

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Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; relevant government policies and regulations relating to the Company and cryptocurrency; and market and other conditions. There is no assurance that any ADSs will be sold under the ATM Program. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F, as amended. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.
Ms. Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

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